Exhibit 99.3

Global Mofy Reports YoY $9.8 million Increase in Net Income for the Six Months Ended March 31, 2024

Company to Host Investor Call on Tuesday, July 23, 2024, at 8.30 am ET

-	Revenue achieved a record of $19.9 million, up 55.3% from $12.8 Million.

-	Gross Profit Increased by 135.1% to $11.8 Million from $5.0 Million.

-	Gross Margin Expanded to 59.3% from 39.2%.

-	EPS Surged by 1537.9% to $0.37 from $0.02.

Beijing, July 23 2024– Global Mofy Metaverse Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today reported financial results for the six months ended March 31, 2024, with revenue, gross margin, and EPS all surging on a year-over-year basis to new company records.

“The digital revolution is transforming industries worldwide, and Global Mofy is at the forefront, partnering with leading technology firms to transform traditional content creation into an AI-powered, efficient, and innovative process,” said Haogang Yang, founder and CEO of Global Mofy. “AI, and notably, AIGC, is set to bring substantial productivity improvements to the digital content industry, enabling companies, including ours, to become more cost- and energy-efficient while unlocking new revenue streams.

“Our impressive performance was primarily driven by the industry’s strong demand for our high-quality digital contents and 3D digital assets, reflecting the value we provide to our clients, and our mission to set new standards in the industry. Additionally, the results area testament to the continuous efforts of our dedicated team across all sectors. Our AI generative platform, Gausspeed, remains a central focus of our future R&D initiatives. We are excited about its potential, along with other innovations in our pipeline, to streamline traditional industry processes, enhance creativity, and deliver greater services to both our established and newly acquired clients.

“Given our outstanding financial results for the first half of 2024, we are more confident than ever in our decision to pursue an aggressive strategic transformation towards AI-Driven solutions. Additionally, the recent establishment of our North American subsidiary, GMM DISCOVERY, marks a significant step for our company towards globalization and expanding our market reach. With our commitment to excellence and a clear vision for the future, we are poised for sustained growth and success in the evolving digital content industry, ensuring meaningful value to our shareholders in the future.”

Financial Results for the Six Months Ended Mar 31, 2024

Total revenue for the six months ended March 31, 2024 increased by 55.3% to $19.9 million, as compared to $12.8 million for the six months ended March 31, 2023. The Company attributed the revenue growth to a continued acceleration in demand for its advanced digital content and services, and the ability to maintain high standards of quality and efficiency through ongoing development and utilization of AI technologies.

Cost of revenues increased slightly to $8.1 million for the six months ended March 31, 2024, as compared to $7.8 million in the same period last year. The Company noted that this underscores the efficiency and scalability of its strong business model, achieving 55.3% year-over-year revenue growth with only a slight increase in cost of revenues.

Gross profit for the six months ended March 31, 2024 increased by 135.1% to $11.8 million from $5.0 million in the same period last year. This growth was primarily driven by the significant increase in overall revenue and the resources previously invested for sustainable development.

Total operating expenses for the six months ended March 31, 2024 increased by 17.5% to $5.1 million, compared to $4.3 million in the same period last year. This is primarily due to the addition of public company related expenses that were not required in the year ago period, combined with investments in support of the Company’s growth initiatives.

Operating income for the six months ended March 31, 2024 surged by 811.7% to $6.7 million, compared to $0.67 million in the same period last year. This increase was primarily driven by significant revenue growth, an efficient operational business model, and stringent cost control.

Net income for the six months ended March 31, 2024 increased by 1859.5% to $10.3 million, or $0.37 per share, compared to $0.52 million, or $0.02 per share, in the same period last year.

R&D investments for the six months ended March 31, 2024, were $0.8 million, compared to $3.3 million in the same period last year, reflecting capitalization of certain R&D investments into intangible assets, particularly the creation and accumulation of reusable 3D digital assets. As of March 31, 2024, the Company’s digital assets surpassed 100,000, further enhancing profitability and positioning for future growth.

Total current assets were $17.8 million as of March 31, 2024, including $8.2 million in cash and short-term investments.

Operational and Strategic Highlights

Global Mofy achieved progress since its previous earnings announcement in these areas:

- Strategic Transformation: Global Mofy has undergone a significant strategic transformation to embrace the changing market and rising innovation and involvement of AI technology. This initiative aims to position the Company as an AI-driven technology solutions provider, focusing on integrating AI technologies across our operations. Key initiatives include the development of new AI tools and platforms, such as our generative AI platform Gausspeed, developed in collaboration with NVIDIA Omniverse. These advancements have significantly enhanced the company’s content creation efficiency and reduced production costs, while also helping the broader digital content industry by improving overall productivity and reducing costs.

- Global Market Expansion: The Company has expanded its global footprint with offices established in Beijing, Zhejiang, and now in California, United States, along with the establishment of its North American subsidiary, GMM DISCOVERY LLC. This strategic expansion enhances the ability to serve a diverse client base and explore new market opportunities, solidifying its aim to become a global leader in virtual content production and 3D digital asset development.

- Establishment of $69 Million Fund: The Company successfully entered a letter of intent with strategic partners to launch a $69 million fund to foster growth opportunities in the AI, digital economy, and entertainment sectors. This fund aims to support acquisitions and investments in Global Mofy’s upstream and downstream companies, enhancing market competitiveness and driving its mission, value, and innovation across the industry.

Conference Call and Webcast Information

Global Mofy will host a conference call and webcast to discuss its financial results for the six months ended March 31, 2024, and provide a business outlook on Tuesday, July 23, at 8:30 a.m. Eastern Time.

Participants can register for the live audio call using the following link: [https://register.vevent.com/register/Blee49e05ca8f24b4fb8584ff585a1fddd]. Upon successful registration, participants will receive a conference PIN and dial-in number.

A live webcast of the conference call will be available at [https://edge.media-server.com/mmc/p/3t6xp7iz]. Full recording of the call will be available on the Company’s investor relations website immediately after the event: https://ir.globalmofy.cn/.

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is an AI-Driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital entertainment industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com

GLOBAL MOFY METAVERSE LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	March 31, 2024	September 30, 2023
	(Unaudited)
ASSETS
Current Assets
Cash	$7,359,109	$10,437,580
Short-term investments	795,000	780,000
Accounts receivable, net	3,178,548	3,286,330
Advance to vendors	781,628	2,593,887
Loans receivable – current	5,156,070	287,829
Prepaid expenses and other current assets, net	578,260	507,336
Total current assets	17,848,615	17,892,962

Non-current assets
Long-term investment	276,997	—
Property and equipment, net	29,938	34,431
Intangible assets, net	28,752,921	6,505,792
Operating lease right-of-use assets	954,342	954,771
Loans receivable – noncurrent	—	447,505
Advance to vendor – noncurrent	1,858,357	1,020,874
Other non-current assets, net	6,313	262,986
Total non-current assets	31,878,868	9,226,359
Total Assets	$49,727,483	$27,119,321

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank loans	$1,931,933	$2,442,609
Loans from third parties	22,852	22,615
Accounts payable	1,944,374	531,091
Advance from customers	1,025,481	345,838
Tax payable – current	4,589	1,555,059
Accrued expenses and other liabilities	553,299	555,440
Operating lease liabilities – current	318,824	293,040
Total current liabilities	5,801,352	5,745,692

Non-current Liabilities
Operating lease liabilities – noncurrent	449,726	556,674
Tax payable – noncurrent	3,489,981	—
Warrant liability	1,028,821	—
Total non-current liabilities	4,968,528	556,674
Total Liabilities	10,769,880	6,302,366

Commitments

Equity:
Ordinary shares (US$0.000002 par value, 25,000,000,000 shares authorized, 28,545,468 and 25,926,155 shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively)*	57	52
Additional paid-in capital	23,061,726	16,035,229
Statutory reserves	1,086,591	368,271
Retained earnings	15,529,581	5,158,115
Accumulated other comprehensive (loss)	(578,311)	(604,182)
Total Global Mofy Metaverse Limited shareholders’ equity	39,099,644	20,957,485
Non-controlling interests	(142,041)	(140,530)
Total equity	38,957,603	20,816,955
Total liabilities and equity	$49,727,483	$27,119,321

GLOBAL MOFY METAVERSE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months Ended March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	$19,918,959	$12,823,586
Cost of revenues	(8,100,554)	(7,798,985)
Gross profit	11,818,405	5,024,601

Operating expenses:
Selling expenses	(361,792)	(98,893)
General and administrative expenses	(3,907,045)	(933,617)
Research and development expenses	(839,388)	(3,316,680)
Total operating expenses	(5,108,225)	(4,349,190)

Income from operations	6,710,180	675,411

Other income (expenses):
Interest income	204,254	36,693
Interest expenses	(117,858)	(46,312)
Issuance costs allocated to warrant liability	(823,846)	—
Change of fair value of warrant liability	6,743,319	—
Other income, net	40,134	36,748
Total other income, net	6,046,003	27,129

Income before income taxes	12,756,183	702,540
Income tax expense	(2,436,804)	(175,917)
Net income	10,319,379	526,623
Net loss attributable to non-controlling interest	(39)	(39)
Net income attributable to Global Mofy Metaverse Limited	$10,319,418	$526,662

Comprehensive income (loss)
Net income	$10,319,379	$526,623
Foreign currency translation gain	24,399	131,185
Total comprehensive income	10,343,778	657,808
Comprehensive loss attributable to non-controlling interests	(1,511)	(5,180)
Comprehensive income attributable to Global Mofy Metaverse Limited	$10,345,289	$662,988

Earnings per common share
– Basic*	$0.37	$0.02
– Diluted*	$0.36	$0.02

Weighted average number of common shares outstanding
– Basic*	27,830,578	24,254,421
– Diluted*	28,658,166	24,254,421

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